VIACOM INC.

SENIOR NOTES AND SENIOR DEBENTURES OFFERING - FINAL TERMS

Issuer Free Writing Prospectus

Dated February 23, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-162962

	1.250% Senior Notes due 2015	4.500% Senior Debentures due 2042

Issuer:	Viacom Inc.

Ratings:*	Baal (stable) / BBB+ (stable) / BBB+ (stable)

Format:	SEC Registered

Securities:	Senior Notes	Senior Debentures

Trade Date:	February 23, 2012

Settlement Date (T+3):	February 28, 2012

Interest Payment Dates:	The Notes will accrue interest from February 28, 2012 and will be payable semi-annually in arrears on February 27 and August 27 of each year, beginning on August 27, 2012.

Principal Amount Offered Hereby:	$500,000,000	$250,000,000

Maturity Date:	February 27, 2015	February 27, 2042

Price to Public:	99.789% per Note	98.063% per Debenture

Gross Spread:	0.250%	0.875%

Net Proceeds:	$497,695,000	$242,970,000

Coupon:	1.250%	4.500%

Yield to Maturity:	1.322%	4.620%

Spread to Benchmark Treasury:	+90 bps	+150 bps

Benchmark Treasury:	0.250% UST due 02/15/2015	3.125% UST due 11/15/2041

Benchmark Treasury Price /Yield:	99-15 3/4 / 0.422%	100-03 / 3.120%

Make-Whole Call:	Treasury Rate plus 15 bps	Treasury Rate plus 30 bps

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP:	92553P AK8	92553P AL6

Joint Book-Running Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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